UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 13, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chiquita Brands International, Inc.

File No. 001-01550 - CF#25893
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Chiquita Brands International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 3, 2010, as amended on February 6, 2012.

Based on representations by Chiquita Brands International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through August 6, 2018
Exhibit 10.1	through June 28, 2015
Exhibit 10.3	through November 2, 2020
Exhibit 10.4	through March 14, 2012
Exhibit 10.5	through March 15, 2013
Exhibit 10.6	through August 21, 2011
Exhibit 10.7	through August 21, 2011
Exhibit 10.8	through July 15, 2013
Exhibit 10.9	through July 15, 2013
Exhibit 10.10	through January 31, 2015
Exhibit 10.11	through January 31, 2015
Exhibit 10.12	through August 18, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel